UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company") dated December 16, 2016 entitled "FRO-Share Offering: Issue of New Shares."

Attached to this report on Form 6-K as Exhibit 5.1 is the opinion of MJM Limited relating to the legality and validity of the ordinary shares.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-204884), which was declared effective by the Securities and Exchange Commission on June 19, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: December 16, 2016	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRO - Share offering: Issue of New Shares
Press release from Frontline Ltd. 16.12.2016
Reference is made to the stock exchange notices published in connection with the offering (the "Offering") of 13,422,818 new shares (the "New Shares") in Frontline Ltd. (NYSE/OSE: FRO) (the "Company").
The New Shares have been validly issued, and the Company's issued share capital has been increased to USD 169,809,324, divided into 169,809,324 issued shares, each with a nominal value of USD 1.00.
The New Shares will be delivered and registered on the Company's ISIN BMG3682E1921 and listed on Oslo Børs and the New York Stock Exchange under the Company's trading symbol "FRO" today on December 16, 2016.
This announcement does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The Offering was made by means of an application agreement, a term sheet and a prospectus and related prospectus supplements which form a part of the Company's effective Registration Statement on Form F-3 (Registration No. 333-204884) that has previously been filed with the US Securities and Exchange Commission (the "SEC"). Copies of the offering documentation may be obtained by contacting Arctic Securities at telephone: +47 21 01 30 40 or e-mail: settlement@arctic.com.
Arctic Securities AS and Arctic Securities LLC have acted as sole manager in the Offering.
December 16, 2016
The Board of Directors
Frontline Ltd.
 Hamilton, Bermuda
Contacts:
Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76
***

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
This information is subject to the disclosure requirements of section 5-12 of the Norwegian Securities Trading Act.

Exhibit 5.1

Ref. 29058.0032

16 December 2016
By Email and by Hand
Frontline Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton HM 08
 Bermuda
Dear Sirs,
Frontline Ltd. (the "Company")
1.	Subject of Opinion
We are lawyers duly qualified to practise in Bermuda. This opinion as to the laws of Bermuda is addressed to you in connection with the public offering (the "Offering") of 13,422,818 of the Company's ordinary shares of par value US$1.00 (the "Shares") as described in a registration statement on Form F-3 (File No. 333-204884, such registration statement as amended and supplemented from time to time the "Registration Statement", which term does not include any other document or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto) filed with the Securities and Exchange Commission (the "Commission") on 11 June 2015 under the Securities Act of 1933, as amended (the "Act") and the rules and regulations promulgated thereunder, and a base prospectus of the Company dated 11 June 2015 (the "Base Prospectus"), as supplemented by a prospectus supplement thereto dated 9 December 2016 with respect to the issuance and sale of the Shares included therein (the "Supplement" and together with the Base Prospectus, the "Prospectus").
2.	Documents Examined
For the purposes of this opinion we have examined and relied upon the following (collectively, the "Documents"):
2.1.	a copy of the Registration Statement;
2.2.	a copy of the Prospectus;
2.3.	a copy of the following documents of the Company, as certified by the Secretary thereof on 16 December 2016 and 15 December 2016:
(a)	Certificate of Incorporation;
(b)	Certificates of Incorporation on Change of Name;

(c)	Certificates of Deposit of Memorandum of Increase of Share Capital;
(d)	Notification of Diminution of Authorised but Unissued Share Capital;
(e)	Certificate of Deposit of Memorandum of Reduction of Share Capital;
(f)	Memorandum of Association;
(g)	Bye-laws;
(h)
Resolutions passed by the Board of Directors of the Company on 8 December 2016 and resolutions passed by the Pricing Committee of the Board of Directors of the Company on 9 December 2016 (the "Resolutions");

(i)	Tax Assurance;
(j)	Register of Directors and Officers; and
(k)	Register of Members.
2.4.	a Certificate of Compliance issued by the Bermuda Registrar of Companies ("ROC") in respect of the Company dated 14 December 20 16; and
2.5.	such other documents as we have deemed necessary in order to render this opinion.
A reference to a document does not include any other instrument or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto. Except as stated in this paragraph 2, we have not examined any contract, instrument or other document entered into by, or affecting, the Company or any corporate records of the Company and have not made any other enquiries concerning the Company.
3.	Searches
We have also relied upon our searches of the documents of public record relating to the Bermuda Companies maintained by the ROC and on our search of the Cause Book maintained by the Registrar of the Supreme Court of Bermuda, both made on 16 December 2016 (the "Searches").
4.	Opinion Limited to Bermuda Law
We have made no investigation of the laws of any jurisdiction other than Bermuda and this opinion is given only with respect to Bermuda law as applied by the courts of Bermuda at the date thereof and is governed by, and should be construed in accordance with, those laws. This opinion is limited to the matters stated herein and does not extend to, and is not intended to be extended by implication to, any other matters. We give this opinion on the basis that it will not give rise to any legal proceedings with respect thereto in any jurisdiction other than Bermuda.
5.	Assumptions
In giving this opinion we have assumed:
5.1.
the authenticity, accuracy and completeness of all Documents (including, without limitation, public records) submitted to us as originals and the conformity to authentic original documents of all Documents submitted to us as certified, conformed, notarised or photo static copies;

5.2.	the genuineness of all seals, signatures and markings on the Documents;
5.3.	the authority, capacity and power of each of the persons signing the Documents (other than the Company);
5.4.	that any representation, warranty or statement of fact or law, other than the laws of Bermuda, made in any of the Documents, is true, accurate and complete;
5.5.	that each of the Documents which was received by electronic means is complete, intact and in conformity with the transmission as sent;
5.6.	that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would have any implication in relation to the opinions expressed herein;
5.7.
that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would be contravened by any actions taken by the Company in connection with the Registration Statement or which would have any implication in relation to the opinion expressed herein and that, in so far as any obligation under, or action to be taken under, the Registration Statement is required to be performed or taken in any jurisdiction outside Bermuda, the performance of such obligation or the taking of such action will constitute a valid and binding obligation of each of the parties thereto under the laws of that jurisdiction and will not be illegal by virtue of the laws of that jurisdiction;

5.8.
that the information disclosed by the Searches has not been materially altered and that the Searches did not fail to disclose any material information which had been delivered for filing or registration, but was not disclosed or did not appear on the public files or on the Cause Book at the time of the Searches;

5.9.	that no litigation, administrative or other proceeding of or before any governmental authority of Bermuda is pending against or affecting the Company;
5.10.	that the Company has not passed a voluntary winding-up resolution and that no petition has been presented to or order made by a court for the winding-up or dissolution of the Company;
5.11.
that the Resolutions certified as being true and accurate and provided to us in connection with the giving of this opinion were duly adopted by the duly elected or appointed directors of the Company or any duly constituted committee thereof; that any provisions contained in the Companies Act 1981 of Bermuda, as amended (the "Companies Act"), or the bye-laws of the Company relating to the declaration of directors' interests and the convening of, the quorum required for, and voting at the meetings of the directors and the adopting of written resolutions of the directors were duly observed; and that such Resolutions have not been amended or rescinded, either in whole or in part, and are in full force and effect; and

5.12.
all Shares have been issued in compliance with all matters of, and the validity and enforceability thereof under, applicable U.S. federal and state securities laws and other laws (other than the laws of Bermuda, m respect of which we are opining).

6.	Opinion
Based upon and subject to the foregoing and subject to the reservations set out below and to any matters not disclosed to us, we are of the opinion that:
6.1.	the Company is duly incorporated for an indefinite period as an exempted limited company, and is validly existing and in 'good standing' under the laws of Bermuda;
6.2.	the Shares have been duly authorised and validly issued, and are fully paid and non-assessable; and
6.3.	so far as can be ascertained from the Searches, the Company is not engaged m or threatened with any action, suit, or proceeding before any court in Bermuda.
7.	Reservations
We have the following reservations:
7.1.
we have relied upon searches of public records on file at the offices of the ROC and the Registry of the Supreme Court of Bermuda but we note that the records disclosed by those searches may not be complete or up to date;

7.2.
any reference in this opinion to shares being "non-assessable" means, in relation to fully- paid shares of the Company and subject to any contrary provision in any agreement in writing between the Company and the holder of shares, that: no shareholder shall be obliged to contribute further amounts to the capital of the Company, either in order to complete payment for their shares, to satisfy claims of creditors of the Company, or otherwise; and no shareholder shall be bound by an alteration of the Memorandum of Association or Bye-Laws of the Company after the date on which he became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares, or in any way increases his liability to contribute to the share capital of, or otherwise to pay money to, the Company; and

7.3.
any reference in this opinion to the Company being "in good standing" means having paid all fees and taxes and having made all filings required by the laws of Bermuda in order to maintain the valid existence of the Company pursuant to such laws.

8.	Disclosure
This opinion has been prepared for use in connection with the filing by the Company of a current report on Form 6-K which will be incorporated by reference into the Registration Statement and the prospectus thereto and is not to be relied upon in respect of any other matter.
We hereby consent to the filing of this opinion as Exhibit 5.1 to the above-described Form 6-K and to the reference to our firm under the caption "Legal Matters" in the prospectus attached to the Registration Statement, without admitting that we are "experts" within the meaning of the Act or the rules and regulations of the Commission thereunder, with respect to any part of the Registration Statement. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under section 7 of the Act.

This opinion speaks as of its date and is strictly limited to the matters stated in it and we assume no obligation to review or update this opinion if applicable law or the existing facts or circumstances should change.

Yours faithfully,

/s/ MJM Limited

MJM LIMITED